Exhibit 21

AÉROPOSTALE, INC.
 SUBSIDIARIES OF REGISTRANT
 AS OF JANUARY 28, 2012

Name of Subsidiary	Place of Incorporation or Formation

Aéropostale West, Inc.	Delaware
Jimmy’Z Surf Co., Inc.	Delaware
Aéropostale Canada, Inc.	Canada
Aero GC Management LLC	Virginia
Aéropostale Puerto Rico, Inc.	Puerto Rico
P.S. from Aéropostale, Inc.	Delaware
Aéropostale Licensing, Inc.	Delaware
Aéropostale Procurement Company, Inc.	Delaware